Pensioenfonds DSM Nederland

RECEIVED

Heerlen
2 January 2007

07020273

Press Release

SUPPL

Stichting Pensioenfonds DSM-Chemie (PDC) and Stichting Pensioenfonds Gist-Brocades (PGB) have merged as of 1 January 2007. The merged pension fund has a new name: Stichting Pensioenfonds DSM Nederland (PDN).

Pensioenfonds DSM Nederland administers the pensions of the employees of all DSM companies in the Netherlands and has over 30,000 members. PDN's pension assets amount to more than EUR 5 billion, and its pension obligations amount to EUR 3.5 billion. With a coverage ratio of about 148%, the financial position of Pensioenfonds DSM Nederland is healthy.

For more information:
Gerard van der Zanden
tel: +31 (0) 46 4764077
e-mail: gerard.zanden-van-der@dsm.com

PROCESSED

JAN 17 2007

THOMSON
FINANCIAL

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